Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SETTLEMENT REACHED BETWEEN PLAZA CENTERS N.V. AND ITS ISRAELI BONDHOLDERS

Tel Aviv, Israel, January 11, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its previous announcements dated December 21, 2017 and December 27, 2017, that its subsidiary, Plaza Centers N.V (“Plaza”), announced that a settlement agreement has been reached and approved between Plaza and Plaza’s Israeli Series A and Series B bondholders (the “Bondholders”) regarding the allocation of funds to be repaid by Plaza among the Bondholders (the “Settlement Agreement”). As part of the agreement, Series A Bondholders have agreed to withdraw their demand for immediate repayment.

Plaza also announced that it intends to translate the Settlement Agreement and publish it on Plaza’s website.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Development of shopping and entertainment centers in emerging markets; (ii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iii) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com